GigOptix, Inc.

130 Baytech Drive

San Jose, CA 95134

December 7, 2015

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Attn:	Amanda Ravitz, Assistant Director
Office of Electronics and Machinery

Re:	GigOptix, Inc.
Registration Statement on Form S-3
Filed November 23, 2015
File No. 333-208170

Ladies and Gentlemen:

In accordance with Rule 460 and Rule 461 under the Securities Act of 1933, as amended, the undersigned registrant, GigOptix, Inc. (the “Company”), hereby requests that the effectiveness of the above-referenced Registration Statement on Form S-3 (the “Registration Statement”), be accelerated so that the Registration Statement becomes effective at 5:00 p.m. Eastern Standard Time on Wednesday, December 9, 2015, or as soon thereafter as practicable.

The Company confirms that it is aware of its responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the Registration Statement. In connection with the above, the Company acknowledges the following:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours, GIGOPTIX, INC.

By:	/s/ Darren Ma
Darren Ma Vice President and Chief Financial Officer

cc:	Dr. Avi Katz
Jeffrey C. Selman